UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

February 2, 2016

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Selected by the World’s Leading Foundry for its most advanced 10nm and 7nm FinFET nodes".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MEASURING INSTRUMENTS LTD. (Registrant)

Date: February 2, 2016	By:	/s/ Dror David
Dror David
Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or Brett Maas Tel: +646-536-7331 E-mail: brett@haydenir.com

Nova Selected by the World’s Leading Foundry
for its most advanced 10nm and 7nm FinFET nodes

Selection strengthens Nova’s Foundry position and expands market share

Rehovot, Israel, February 2, 2016 – Nova Measuring Instruments (Nasdaq: NVMI), a leading innovator and key provider of metrology solutions for advanced process control used in semiconductor manufacturing, announced today that the world’s leading foundry recently selected Nova’s optical and X-ray metrology solutions for multiple process steps, including CMP, Etch and Deposition, for its most advanced technology nodes. The selection by this major foundry in Asia covers metrology solutions for process control in production in 10nm and 7nm technology nodes and metrology solutions for R&D process development in 5nm technology node. As part of this selection, Nova has already started to deliver integrated and stand-alone platforms during the fourth quarter of 2015 and will continue to support the ramp up for these advanced technology nodes during the coming years.

Nova’s solutions were selected due to superior metrology performance, high productivity and technology extendibility, to handle the future challenges of critical dimension (CD) and materials measurements of 3D FinFET gates in sub 10nm technology nodes. The selection was made following an intensive evaluation and includes Nova’s most advanced product suite of integrated and stand-alone metrology systems, offering unique and advanced measurement capabilities, enhanced with NovaMARS innovative modeling software. Nova’s comprehensive solution demonstrated best-in-class technology offering, combined with enhanced productivity capabilities and long term extendibility.

“This selection by the world’s leading foundry, following a comprehensive evaluation, represents a powerful vote of confidence in our metrology portfolio for the most advanced technology nodes,” stated Eitan Oppenhaim, Nova’s President and CEO. “This selection is another proof point for our industry leadership, as well as our strong position in the foundry segment, and validates our expectations for extensive growth in metrology intensity in the advanced nodes. I am gratified that we were able to demonstrate, once again, the value of our disruptive innovation, which matches aggressively to our customer’s roadmap and provides a great support for our growth plans in the coming years.”

Oppenhaim concluded, “We are reaffirming our revenue guidance for the fourth quarter of the year, representing record top-line results in 2015.”

The company revenue guidance for the fourth quarter of 2015 is $37 million to $41 million, which implies to $145.5 million to $149.5 million in annual revenues in 2015.

About Nova: Nova Measuring Instruments Ltd. delivers continuous innovation by providing advanced metrology solutions for the semiconductor manufacturing industry. Deployed with the world’s largest integrated-circuit manufacturers, Nova’s products deliver state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, supports the development and production of the most advanced devices in today’s high-end semiconductor market. Nova’s technical innovation and market leadership enable customers to improve process performance, enhance products’ yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novameasuring.com.

Nova is traded on the NASDAQ & TASE under the symbol NVMI.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but are not limited to, anticipated benefits, growth opportunities and other events relating to the acquisition of ReVera Incorporated, projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to: the ability to recognize benefits of the acquisition; risks that the acquisition disrupts current plans and operations; and impact of the acquisition on relationships with customers, distributors and suppliers. Factors that may affect our results, performance, circumstances or achievements also include, but are not limited to, the following: our dependency on three product lines; our dependency on a small number of large customers and small number of suppliers; the highly cyclical and competitive nature of the markets we target and we operate in; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on PEM; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on our manufacturing facilities; risks related to changes in our order backlog; risks related to the financial, political and environmental instabilities in Asia; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission on February 25, 2015. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.